UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Expansion of Honeywell Partnership

Vertical Aerospace Ltd. (the “Company”), through its wholly owned subsidiary, Vertical Aerospace Group Limited, and Honeywell International Inc. (“Honeywell”) entered into a new long-term agreement, effective as of May 2, 2025, expanding their existing partnership and reinforcing Honeywell’s commitment to the certification and production of Vertical’s electric vertical take-off and landing (eVTOL) aircraft, the VX4. This agreement builds on the Company’s and Honeywell’s six-year relationship, during which time the two companies have closely collaborated to address the challenges of advanced air mobility.

Under this expanded collaboration, Honeywell and the Company will work together to certify two of the most critical systems for the production version of the VX4 that make it safer and easier to fly: (1) the aircraft management system, which includes the Honeywell Anthem Flight deck, and (2) the flight controls system, which includes Honeywell’s compact fly-by-wire system. The Anthem Flight deck – combining cockpit displays, software, controls, and connectivity into one smart, digital platform – is designed to be intuitive and highly automated, helping pilots make better, faster decisions. The fly-by-wire system is technology that allows the aircraft to be controlled electronically instead of mechanically, improving stability, safety, and ease of flight.

The Company and Honeywell are planning to certify these systems to the highest safety standards of 10-9 as set by the UK Civil Aviation Authority (CAA), which is collaborating with the European Union Aviation Safety Agency (EASA) on VX4 validation.

As part of the expanded partnership, the Company has also selected newly designed Honeywell inceptors for its production aircraft. The VX4 pilot will use two of these state-of-the-art hand controllers to maneuver the aircraft by providing inputs to the flight control computer. The inceptor gives pilots more precise, intuitive control. The Company and Honeywell are working together to finalise the optimal configuration to meet the Company’s needs.

Press Release

On May 8, 2025, the Company issued a press release in relation to the expansion of the Company’s partnership with Honeywell, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding expected ability to certify the Honeywell Anthem Flight deck and compact fly-by-wire system for the production version of the VX4, the design and manufacture of the VX4, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-284763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 8, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated May 8, 2025